FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of December, 2014

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated December  18, 2014, announcing  today  that Delnet International Corp., a Philippine communications solutions provider, selected Gilat to provide a Ku-band SkyEdge II VSAT network for Philippine Long Distance Telephone (PLDT), the largest telecommunications company in the Philippines.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant)

Dated December 18, 2014	By:	/s/ Yael Shofar
Yael Shofar
Corporate Secretary

Delnet Philippines Selects Gilat to Provide
Enterprise VSAT Network Solution for PLDT

Gilat’s SkyEdge II network to support PLDT’s Enterprise VSAT services for the
Philippine market

Petah Tikva, Israel, December 18, 2014 -- Gilat Satellite Networks Ltd. (NASDAQ: GILT), a worldwide leader in satellite networking technology, solutions and services, announced today that Delnet International Corp., a Philippine communications solutions provider, selected Gilat to provide a Ku-band SkyEdge II VSAT network for Philippine Long Distance Telephone (PLDT), the largest telecommunications company in the Philippines.

The Project will utilize Gilat’s SkyEdge II hub previously installed at an earth station in Pampanga, Philippines and operated by PLDT-subsidiary, CIGNAL, a provider of DTH TV services. Gilat will also supply SkyEdge II Access and IP VSATs, especially commissioned for the PLDT project. The VSAT network will offer a wide range of voice and data interfaces to meet Enterprise connectivity requirements countrywide.

The system supports Auto Gain Control to address rain fade in the tropical environment of the Philippines, with each SkyEdge II VSAT adapting individually and automatically to weather conditions to ensure high availability at remote sites. Gilat’s four-way adaptivity has been a feature of the SkyEdge II product line for over six years.

“A large number of demonstrations have been successfully completed, and the performance of SkyEdge II VSATs in the tropical Philippine environment is impressive,” remarked Delnet International Corp. CEO, Klaas Oreel. “Further, the fact that SkyEdge II is used in hundreds of thousands of VSAT sites in Asia gives us confidence in its reliability.”

The SkyEdge II network will enable PLDT to offer Enterprise VSAT connectivity throughout the Philippine archipelago as part of its suite of IP-VPN connectivity solutions.  PLDT’s IP VSAT is an IP-based access solution that lets enterprise markets to extend data to its remote sites that are not reachable through terrestrial and fixed wireless solutions.

“Our IP VSAT solution is an important addition to our service offering, ensuring ubiquitous last-mile access to enterprise customers,” shared PLDT Executive Vice President and Head of Enterprise, International, and Carrier Business, Eric Alberto.  “This partnership with Gilat and Delnet, combined with PLDT’s own network capabilities, further boosts our coverage and enables us to provide connectivity and access where these are needed the most.”

"We are delighted to add Delnet and PLDT to the growing list of Philippine customers for whom we provide connectivity solutions,” said Stephane Palomba, Gilat Regional Vice President, Asia. “Our solution is uniquely suited to handle the challenges of the Philippine terrain and climate, and will help PLDT ensure enterprise-level connectivity throughout the country.”

About Delnet International Corp.
Delnet has been dedicated to supplying and servicing the communication and navigation needs of the maritime industry since 1998, and has more recently been addressing communications needs in the land and satellite communications markets in the Philippines.

Delnet provides advanced offshore and land-based niche solutions where traditional communication systems are not viable.

The company provides complete solutions for its clientele for telecommunication, information, tracking, security, and other technical networks so clients are free to focus on and build their core business.

Strengthened by strategic partnerships with trailblazing companies around the globe, Delnet has further diversified to give client-specific solutions to the fast-growing industries of mining, oil & gas, and power & energy.

About Philippine Long Distance Telephone (PLDT)
PLDT is the leading telecommunications service provider in the Philippines. Through its principal business groups – fixed line, wireless and others – PLDT offers a wide range of telecommunications services across the Philippines’ most extensive fiber optic backbone and fixed line and cellular networks.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American Depositary Shares are listed on the New York Stock Exchange (NYSE:PHI).  PLDT has one of the largest market capitalizations among Philippine-listed companies

About Gilat
Gilat Satellite Networks Ltd (NASDAQ, TASE: GILT) is a leading provider of products and services for satellite-based broadband communications. Gilat develops and markets a wide range of high-performance satellite ground segment equipment and VSATs, with an increasing focus on the consumer and Ka-band market. In addition, Gilat enables mobile SOTM (Satellite-on-the-Move) solutions providing low-profile antennas, next generation solid-state power amplifiers and modems. Gilat also provides managed network and satellite-based services for rural telephony and Internet access via its subsidiaries in Peru and Colombia.

With over 25 years of experience, and over a million products shipped to more than 85 countries, Gilat has provided enterprises, service providers and operators with efficient and reliable satellite-based connectivity solutions, including cellular backhaul, banking, retail, e-government and rural communication networks. Gilat also enables leading defense, public security and news organizations to implement advanced, on-the-move tactical communications on board their land, air and sea fleets using Gilat's high-performance SOTM solutions. For more information, please visit us at www.gilat.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

Contact:
Gilat Satellite Networks
Joelle Inowlocki
JoelleI@gilat.com

Delnet International Corp.
Klaas Oreel
klaas.oreel@delnetinternational.com

Philippine Long Distance Telephone (PLDT)
Maria Carmen Smyth
mgsmyth@pldt.com.ph